UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ENZON PHARMACEUTICALS, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series C Non-Convertible Redeemable Preferred Stock
(Title of Class of Securities)

293904702
(CUSIP Number of Class of Securities)

Richard L. Feinstein

Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.

20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
(732) 980-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Todd E. Mason
Corby J. Baumann
Benjamin M. Russell
Thompson Hine LLP
300 Madison Avenue, 27th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2026 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), is filed by Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “us” or “we”) and relates to an exchange offer (the “Offer”) by the Company to each holder of its Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”) to exchange each share of Series C Preferred Stock validly tendered and not validly withdrawn for a number of shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”) equal to (i) the aggregate liquidation preference of each share of Series C Preferred Stock, divided by (ii) $7.83 after giving effect to the Reverse Stock Split (as defined in the Prospectus/Consent Solicitation/Offer to Exchange, dated January 28, 2026, filed with the SEC on January 28, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”)). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Consent Solicitation/Offer to Exchange and in the related Letter of Transmittal.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Prospectus/Consent Solicitation/Offer to Exchange.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through Item 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

As of 8:00 a.m., Eastern Time, on February 11, 2026, a sufficient number of Enzon’s stockholders consented to approve the Enzon Proposals. As a result, the consent solicitation, and the period during which consents could be revoked, concluded as of 8:00 a.m., Eastern Time, on February 11, 2026.

The Reverse Stock Split Proposal was approved by stockholders holding 40,993,338 shares of Enzon Common Stock or 55.2% of the issued and outstanding shares of Enzon Common Stock.

The Merger Proposal was approved by stockholders holding 42,350,448 shares of Enzon Common Stock or 57.1% of the issued and outstanding shares of Enzon Common Stock.

The Enzon Proposals were approved by the requisite vote of a majority of the outstanding shares of Enzon Common Stock as of January 29, 2026, which is the “Record Date” for the consent solicitation. As of the Record Date, there were 74,214,603 shares of Enzon Common Stock outstanding and entitled to vote. The closing of the transactions contemplated by the Merger Agreement are subject to satisfaction or waiver of the remaining conditions to closing set forth in the Merger Agreement. The Enzon Proposals and the conditions to the closing of the transactions subject to the Merger Agreement are described in more detail in the Prospectus/Consent Solicitation/Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Richard L. Feinstein
Name:	Richard L. Feinstein
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Dated: February 11, 2026

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